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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

TAKE-TWO INTERACTIVE SOFTWARE, INC.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

874054 10 9
(CUSIP Number)

Robert Zack, Esq.
OppenheimerFunds, Inc.
Two World Financial Center
225 Liberty Street, 11th Floor
New York, NY 10281
(212) 323-0200

D. E. Shaw Valence Portfolios, L.L.C.
Attn: Compliance Department
Tower 45, 39th Floor
120 West 45th Street
New York, NY 10036
(212) 478-0000

Peter Nussbaum, Esq.
S.A.C. Capital Advisors, LLC
72 Cummings Point Road
Stamford, CT 06902
(203) 890-2000

Andrew S. Paul, Esq.
Tudor Investment Corporation
1275 King Street
Greenwich, CT 06831
(203) 863-6700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 4, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following  box. ☒ (See explanatory note to this Schedule 13D)

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP NO. 874054 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
OppenheimerFunds, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☒
	(b)	☐

3.	SEC Use only

4.	Source of funds (See Instructions)		OO

5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐

6.	Citizenship or Place of Organization			Colorado

Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power None
		8.	Shared Voting Power	17,730,046 (See Item 5(b))
		9.	Sole Dispositive Power	None
		10.	Shared Dispositive Power	17,881,006

11	Aggregate Amount Beneficially Owned by Each Reporting Person			17,881,006

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐

13.	Percent of Class Represented by Amount in Row (11)			24.5% based on 72,838,149 shares outstanding as of February 26, 2007

14.	Type of Reporting Person (See Instructions)			IA

CUSIP NO. 874054 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
D. E. Shaw Valence Portfolios, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☒
	(b)	☐

3.	SEC Use only

4.	Source of funds (See Instructions)		WC

5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐

6.	Citizenship or Place of Organization			Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power None
		8.	Shared Voting Power	6,573,466
		9.	Sole Dispositive Power	None
		10.	Shared Dispositive Power	6,573,466

11	Aggregate Amount Beneficially Owned by Each Reporting Person			6,573,466

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐

13.	Percent of Class Represented by Amount in Row (11)			9.0% based on 72,838,149 shares outstanding as of February 26, 2007

14.	Type of Reporting Person (See Instructions)			OO

CUSIP NO. 874054 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
D. E. Shaw & Co., L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐
	(b)	☐

3.	SEC Use only

4.	Source of funds (See Instructions)		AF

5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐

6.	Citizenship or Place of Organization			Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power None
		8.	Shared Voting Power	6,573,466
		9.	Sole Dispositive Power	None
		10.	Shared Dispositive Power	6,573,466

11	Aggregate Amount Beneficially Owned by Each Reporting Person			6,573,466

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐

13.	Percent of Class Represented by Amount in Row (11)			9.0% based on 72,838,149 shares outstanding as of February 26, 2007

14.	Type of Reporting Person (See Instructions)			IA, PN

CUSIP NO. 874054 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
David E. Shaw

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐
	(b)	☐

3.	SEC Use only

4.	Source of funds (See Instructions)		AF

5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐

6.	Citizenship or Place of Organization			United States

Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power None
		8.	Shared Voting Power	6,573,466
		9.	Sole Dispositive Power	None
		10.	Shared Dispositive Power	6,573,466

11	Aggregate Amount Beneficially Owned by Each Reporting Person			6,573,466

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐

13.	Percent of Class Represented by Amount in Row (11)			9.0% based on 72,838,149 shares outstanding as of February 26, 2007

14.	Type of Reporting Person (See Instructions)			IN

CUSIP NO. 874054 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
S.A.C. Capital Advisors, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☒
	(b)	☐

3.	SEC Use only

4.	Source of funds (See Instructions)		AF

5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐

6.	Citizenship or Place of Organization			Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power
		8.	Shared Voting Power	2,701,610
		9.	Sole Dispositive Power
		10.	Shared Dispositive Power	2,701,610

11	Aggregate Amount Beneficially Owned by Each Reporting Person			2,701,610

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐

13.	Percent of Class Represented by Amount in Row (11)			3.7% based on 72,838,149 shares outstanding as of February 26, 2007

14.	Type of Reporting Person (See Instructions)			OO

CUSIP NO. 874054 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
S.A.C. Capital Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☒
	(b)	☐

3.	SEC Use only

4.	Source of funds (See Instructions)		AF

5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐

6.	Citizenship or Place of Organization			Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power
		8.	Shared Voting Power	2,701,610
		9.	Sole Dispositive Power
		10.	Shared Dispositive Power	2,701,610

11	Aggregate Amount Beneficially Owned by Each Reporting Person			2,701,610

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐

13.	Percent of Class Represented by Amount in Row (11)			3.7% based on 72,838,149 shares outstanding as of February 26, 2007

14.	Type of Reporting Person (See Instructions)			OO

CUSIP NO. 874054 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Sigma Capital Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☒
	(b)	☐

3.	SEC Use only

4.	Source of funds (See Instructions)		AF

5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐

6.	Citizenship or Place of Organization			Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power
		8.	Shared Voting Power	1,000,000
		9.	Sole Dispositive Power
		10.	Shared Dispositive Power	1,000,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person			1,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐

13.	Percent of Class Represented by Amount in Row (11)			1.4% based on 72,838,149 shares outstanding as of February 26, 2007

14.	Type of Reporting Person (See Instructions)			OO

CUSIP NO. 874054 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
CR Intrinsic Investors, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☒
	(b)	☐

3.	SEC Use only

4.	Source of funds (See Instructions)		AF

5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐

6.	Citizenship or Place of Organization			Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power
		8.	Shared Voting Power	2,000,000
		9.	Sole Dispositive Power
		10.	Shared Dispositive Power	2,000,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person			2,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐

13.	Percent of Class Represented by Amount in Row (11)			2.7% based on 72,838,149 shares outstanding as of February 26, 2007

14.	Type of Reporting Person (See Instructions)			OO

CUSIP NO. 874054 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Steven A. Cohen

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☒
	(b)	☐

3.	SEC Use only

4.	Source of funds (See Instructions)		AF

5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐

6.	Citizenship or Place of Organization			United States

Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power
		8.	Shared Voting Power	5,701,610
		9.	Sole Dispositive Power
		10.	Shared Dispositive Power	5,701,610

11	Aggregate Amount Beneficially Owned by Each Reporting Person			5,701,610

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐

13.	Percent of Class Represented by Amount in Row (11)			7.8% based on 72,838,149 shares outstanding as of February 26, 2007

14.	Type of Reporting Person (See Instructions)			IN

CUSIP NO. 874054 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Tudor Investment Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☒
	(b)	☐

3.	SEC Use only

4.	Source of funds (See Instructions)		OO

5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐

6.	Citizenship or Place of Organization			Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power 0
		8.	Shared Voting Power	3,183,233 (See Item 5(b))
		9.	Sole Dispositive Power	0
		10.	Shared Dispositive Power	3,183,233

11	Aggregate Amount Beneficially Owned by Each Reporting Person			3,183,233

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☒

13.	Percent of Class Represented by Amount in Row (11)			4.4% based on 72,838,149 shares outstanding as of February 26, 2007

14.	Type of Reporting Person (See Instructions)			CO

CUSIP NO. 874054 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Paul Tudor Jones, II

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☒
	(b)	☐

3.	SEC Use only

4.	Source of funds (See Instructions)		OO

5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐

6.	Citizenship or Place of Organization			United States

Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power 0
		8.	Shared Voting Power	3,475,946 (See Item 5(b))
		9.	Sole Dispositive Power	0
		10.	Shared Dispositive Power	3,475,946

11	Aggregate Amount Beneficially Owned by Each Reporting Person			3,475,946

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☒

13.	Percent of Class Represented by Amount in Row (11)			4.8% based on 72,838,149 shares outstanding as of February 26, 2007

14.	Type of Reporting Person (See Instructions)			IN

CUSIP NO. 874054 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
James J. Pallotta

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☒
	(b)	☐

3.	SEC Use only

4.	Source of funds (See Instructions)		OO

5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐

6.	Citizenship or Place of Organization			United States

Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power 0
		8.	Shared Voting Power	3,475,946 (See Item 5(b))
		9.	Sole Dispositive Power	0
		10.	Shared Dispositive Power	3,475,946

11	Aggregate Amount Beneficially Owned by Each Reporting Person			3,475,946

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☒

13.	Percent of Class Represented by Amount in Row (11)			4.8% based on 72,838,149 shares outstanding as of February 26, 2007

14.	Type of Reporting Person (See Instructions)			IN

CUSIP NO. 874054 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Tudor Proprietary Trading, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☒
	(b)	☐

3.	SEC Use only

4.	Source of funds (See Instructions)		OO

5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐

6.	Citizenship or Place of Organization			Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power 0
		8.	Shared Voting Power	292,713 (See Item 5(b))
		9.	Sole Dispositive Power	0
		10.	Shared Dispositive Power	292,713

11	Aggregate Amount Beneficially Owned by Each Reporting Person			292,713

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☒

13.	Percent of Class Represented by Amount in Row (11)			0.4% based on 72,838,149 shares outstanding as of February 26, 2007

14.	Type of Reporting Person (See Instructions)			OO

CUSIP NO. 874054 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
The Tudor BVI Global Portfolio Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☒
	(b)	☐

3.	SEC Use only

4.	Source of funds (See Instructions)		OO

5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐

6.	Citizenship or Place of Organization			Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power 0
		8.	Shared Voting Power	543,659 (See Item 5(b))
		9.	Sole Dispositive Power	0
		10.	Shared Dispositive Power	543,659

11	Aggregate Amount Beneficially Owned by Each Reporting Person			543,659

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☒

13.	Percent of Class Represented by Amount in Row (11)			0.7% based on 72,838,149 shares outstanding as of February 26, 2007

14.	Type of Reporting Person (See Instructions)			CO

CUSIP NO. 874054 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
The Raptor Global Portfolio Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☒
	(b)	☐

3.	SEC Use only

4.	Source of funds (See Instructions)		OO

5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐

6.	Citizenship or Place of Organization			Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power 0
		8.	Shared Voting Power	2,617,307 (See Item 5(b))
		9.	Sole Dispositive Power	0
		10.	Shared Dispositive Power	2,617,307

11	Aggregate Amount Beneficially Owned by Each Reporting Person			2,617,307

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☒

13.	Percent of Class Represented by Amount in Row (11)			3.6% based on 72,838,149 shares outstanding as of February 26, 2007

14.	Type of Reporting Person (See Instructions)			CO

CUSIP NO. 874054 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
The Altar Rock Fund L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☒
	(b)	☐

3.	SEC Use only

4.	Source of funds (See Instructions)		OO

5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐

6.	Citizenship or Place of Organization			Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power 0
		8.	Shared Voting Power	22,267 (See Item 5(b))
		9.	Sole Dispositive Power	0
		10.	Shared Dispositive Power	22,267

11	Aggregate Amount Beneficially Owned by Each Reporting Person			22,267

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☒

13.	Percent of Class Represented by Amount in Row (11)			Less than 0.1% based on 72,838,149 shares outstanding as of February 26, 2007

14.	Type of Reporting Person (See Instructions)			PN

EXPLANATORY NOTE

Certain of the shares of the Issuer’s Common Stock (“Shares”) to which this Schedule 13D relates were previously reported by certain of the Reporting Persons on Schedule 13G as follows:

OppenheimerFunds, Inc. - Schedule 13G, the last amendment of which was filed on February 15, 2007.

D. E. Shaw Valence Portfolios, L.L.C.; D. E. Shaw & Co., L.P. and David E. Shaw - Schedule 13G, the last amendment of which was filed on February 14, 2007.

S.A.C. Capital Advisors, LLC; S.A.C. Capital Management, LLC; Sigma Capital Management, LLC; CR Intrinsic Investors, LLC and Steven A. Cohen - Schedule 13G, filed on January 22, 2007.

This Schedule 13D shall be deemed to be a conversion of each Schedule 13G set forth above pursuant to Rule 13d-1(e) under the Exchange Act.

Item 1.	Security and Issuer

(a) Title of Class of Equity Securities to which this Statement relates:

Common Stock, par value $0.01 per share

(b) Name and Address of Issuer’s Principal Executive Offices:

Take-Two Interactive Software, Inc.
622 Broadway, New York, New York, 10012

Item 2.	Identity and Background

This Schedule 13D is being filed on behalf of each the following individuals or entities (collectively, the “Reporting Persons”):

Name of Reporting Person	Citizenship (individuals) or Place of Organization (entities)	Address
OppenheimerFunds, Inc.	Colorado	Two World Financial Center 225 Liberty Street, 11th Floor New York, New York 10281

D. E. Shaw Valence Portfolios, L.L.C.	Delaware	Tower 45, 39th Floor 120 West 45th Street New York, New York 10036

D. E. Shaw & Co., L.P.	Delaware	Tower 45, 39th Floor 120 West 45th Street New York, New York 10036

David E. Shaw	United States	Tower 45, 39th Floor 120 West 45th Street New York, New York 10036

S.A.C. Capital Advisors, LLC	Delaware	72 Cummings Point Road Stamford, Connecticut 06902

S.A.C. Capital Management, LLC	Delaware	540 Madison Avenue New York, New York 10022

Sigma Capital Management, LLC	Delaware	540 Madison Avenue New York, New York 10022

Name of Reporting Person	Citizenship (individuals) or Place of Organization (entities)	Address
CR Intrinsic Investors, LLC	Delaware	72 Cummings Point Road Stamford, Connecticut 06902

Steven A. Cohen	United States	72 Cummings Point Road Stamford, Connecticut 06902

Tudor Investment Corporation	Delaware	1275 King Street Greenwich, Connecticut 06831

Paul Tudor Jones, II	United States	c/o Tudor Investment Corporation 1275 King Street Greenwich, Connecticut 06831

James J. Pallotta	United States	c/o Tudor Investment Corporation 50 Rowes Wharf, 6th Floor Boston, Massachusetts 02110

Tudor Proprietary Trading, L.L.C.	Delaware	1275 King Street Greenwich, Connecticut 06831

The Tudor BVI Global Portfolio Ltd.	Cayman Islands	c/o CITCO Fund Services Kaya Flamboyan 9 P.O. Box 4774 Curaçao, Netherlands Antilles

The Raptor Global Portfolio Ltd.	Cayman Islands	c/o CITCO Fund Services Kaya Flamboyan 9 P.O. Box 4774 Curaçao, Netherlands Antilles

The Altar Rock Fund L.P.	Delaware	c/o Tudor Investment Corporation 1275 King Street Greenwich, Connecticut 06831

OppenheimerFunds, Inc.:

This Schedule 13D relates to Shares held for the accounts of various investment companies and separately managed accounts advised by OppenheimerFunds, Inc., a Colorado corporation (“OFI”). The principal business of OFI is management of the investment activities of investment companies and separately managed accounts. OFI serves as investment manager, in each case, under an investment advisory agreement. In such capacity, and pursuant to the terms of the applicable investment advisory agreements, OFI may be deemed to have voting and dispositive power over the Shares referenced in this Schedule 13D as described in Item 5(b).

OFI is a subsidiary of Oppenheimer Acquisition Corporation, a New York corporation (“OAC”), whose principal office is located at the same address as the principal office of OFI. OAC is a holding company. OAC is a wholly owned subsidiary of MassMutual Holdings LLC, a Delaware limited liability company (“MMH LLC”), whose principal office is located at 1295 State Street, Springfield, MA 01111. MMH LLC is a holding company. MMH LLC is a wholly owned subsidiary of Massachusetts Mutual Life Insurance Company, a Massachusetts corporation (“MMLIC”), whose principal office is located at the same address as the principal office of MMH LLC. MMLIC is engaged primarily in the insurance business.

The name, citizenship, business address and present principal employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each natural person that is a director or executive officer of OFI and MMLIC, to the best knowledge and belief of OFI, is set forth on Exhibit 99.5 hereto and is incorporated by reference herein.

During the past five years, none of OFI, OAC, or, to the best knowledge and belief of OFI, MMH LLC, MMLIC or any of the individuals listed on Exhibit 99.5 hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. None of OFI, OAC, or, to the best knowledge and belief of OFI, MMH LLC, MMLIC, or any of the individuals listed on Exhibit 99.5 hereto, beneficially owns any Shares except as set forth in Exhibit 99.5 hereto.

D. E. Shaw Reporting Persons:

This Schedule 13D is filed on behalf of D. E. Shaw Valence Portfolios, L.L.C., a Delaware limited liability company (“Valence”), D. E. Shaw & Co., L.P., a Delaware limited partnership (“DESCO LP”), and David E. Shaw, a citizen of the United States (David E. Shaw, together with Valence, and DESCO LP, collectively, the “D. E. Shaw Reporting Persons”).

The principal business of D. E. Shaw Valence Portfolios, L.L.C., a Delaware limited liability company (“Valence”), is that of a limited liability company focusing primarily on equity- and equity-linked securities related investment strategies. Valence has no executive officers or directors. The principal business of DESCO LP is to act as an investment adviser to certain funds, including, without limitation, Valence. DESCO LP is also the managing member of Valence. D. E. Shaw & Co., Inc., a Delaware corporation (“DESCO Inc.”), is the general partner of DESCO LP. David E. Shaw is the president and sole shareholder of DESCO Inc.

During the past five years, none of the D. E. Shaw Reporting Persons and DESCO Inc. has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or (ii) a party to a civil proceeding of and DESCO Inc. a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

SAC Reporting Persons:

This Schedule 13D is filed by: (i) S.A.C. Capital Advisors, LLC (“SAC Capital Advisors”), with respect to Shares beneficially owned by S.A.C. Capital Associates, LLC (“SAC Capital Associates”), S.A.C. Meridian Fund, LLC (“SAC Meridian”) and S.A.C. Select Fund, LLC (“SAC Select”); (ii) S.A.C. Capital Management, LLC (“SAC Capital Management”), with respect to Shares beneficially owned by SAC Capital Associates, SAC Meridian and SAC Select; (iii) Sigma Capital Management, LLC (“Sigma Capital Management”) with respect to Shares beneficially owned by Sigma Capital Associates, LLC (“Sigma Capital Associates”); (iv) CR Intrinsic Investors, LLC (“CR Intrinsic Investors”) with respect to Shares beneficially owned by CR Intrinsic Investments, LLC (“CR Intrinsic Investments”); and (v) Steven A. Cohen with respect to Shares beneficially owned by SAC Capital Advisors, SAC Capital Management, Sigma Capital Management, CR Intrinsic Investors, SAC Capital Associates, SAC Meridian, SAC Select, Sigma Capital Associates and CR Intrinsic Investments.

Each of SAC Capital Associates, SAC Meridian, SAC Select, Sigma Capital Associates and CR Intrinsic Investments (together, the “SAC Portfolio Funds”) is a private investment limited liability company. Each of the SAC Portfolio Funds was organized in Anguilla. The principal business of each of SAC Capital Advisors, SAC Capital Management, Sigma Capital Management and CR Intrinsic Investors (together, the “SAC Management Companies”) is to serve as investment manager to certain investment funds, including the SAC Portfolio Funds, and to control the investing and trading in securities of these investment funds. The principal business of Mr. Cohen is to act as the principal of certain investment managers, including each of the SAC Management Companies. The SAC Portfolio Funds, the SAC Management Companies and Mr. Cohen may be referred to collectively herein as the “SAC Reporting Persons.”

During the past five years, none of the SAC Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Tudor Reporting Persons:

Tudor Investment Corporation, a Delaware corporation (“TIC”), is a money management firm that provides investment advice to The Tudor BVI Global Portfolio Ltd., a Cayman Islands company (“BVI”), The Raptor Global Portfolio Ltd., a Cayman Islands company (“Raptor”), and The Altar Rock Fund L.P., a Delaware limited partnership (“Altar Rock”), among others. TIC is also the sole general partner of Altar Rock.

The principal employment of Mr. Jones, a United States citizen, is as Chairman and Chief Executive Officer of TIC, of which he owns a majority of the capital stock and voting securities, and Tudor Proprietary Trading, L.L.C., a Delaware limited liability company (“TPT”), of which he is the indirect principal equity owner, as described in Item 5(b).

The principal employment of Mr. Pallotta, a citizen of the United States, is as Vice Chairman of TIC and Managing Director of TPT, for both of which he is a Portfolio Manager and may be deemed to have voting and investment authority with respect to the securities of the Issuer as described in Item 5(b).

Each of BVI, Raptor and Altar Rock is an investment fund which principally invests in debt, equity, derivative securities and other financial instruments for the benefit of the holders of its partnership, stock and other capital securities.

TPT is a proprietary trading vehicle which principally invests in debt, equity, derivative securities and other financial instruments for the benefit of the holders of its capital securities.

The name, residence or business address, present principal occupation or employment, the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each natural person that is a director or executive officer of TIC, TPT, BVI, or Raptor is set forth on Exhibit 99.6 hereto and is incorporated by reference herein.

During the past five years, none of TIC, Mr. Jones, Mr. Pallotta, BVI, TPT, Raptor and Altar Rock (the “Tudor Reporting Persons”), or to the best knowledge and belief of the Tudor Reporting Persons, any of the individuals listed on Exhibit 99.6 hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

See Item 4.

OFI

OFI owns no Shares directly. All shares beneficially owned by OFI were acquired by its advisory clients, including investment companies and separately managed account clients, using, in the aggregate, approximately $350,678,680 (excluding commissions) of their own working capital or other resources.

D. E. Shaw Reporting Persons:

In acquiring 6,573,466 Shares beneficially owned by Valence, Valence expended approximately $106,733,100 (excluding commissions) of its working capital.

SAC Reporting Persons:

The SAC Portfolio Funds expended an aggregate of approximately $100,868,483 of their investment capital to purchase 5,701,610 Shares (the “SAC Shares”). All of the SAC Shares were acquired in open market purchases on NASDAQ. The SAC Shares are held by the SAC Portfolio Funds in cash accounts maintained at Goldman Sachs & Co., Morgan Stanley & Co. and Credit Suisse Securities (USA) LLC.

Tudor Reporting Persons:

See Item 5(c). The Tudor Reporting Persons expended an aggregate of approximately $46,198,850 of their investment capital to purchase 3,475,946 Shares. The sources of funds used to purchase Shares by each of the Tudor Reporting Persons were (i) capital contributions to such Tudor Reporting Person and (ii) the proceeds of transactions with respect to prior investments held by such Tudor Reporting Persons.

Item 4.	Purpose of Transaction

The Reporting Persons originally acquired the Shares subject to this Schedule for investment purposes, in the Reporting Persons’ ordinary course of business, and not with the purpose nor with the effect of changing or influencing the control or management of the Issuer and without any agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of equity securities of the Issuer. Other than as set forth in this Item 4, the Reporting Persons may, from time to time, acquire or cause to acquire additional Shares or dispose or cause to dispose some or all of their Shares, engage in lending, short-selling or hedging or similar transactions with some or all of their Shares, or may continue to hold the Shares, depending on business and market conditions, their continuing evaluation of the business and prospects of the Issuer, general investment and trading policies of the Reporting Persons, and other factors, including changing their intention with respect to any or all matters referred to in this Item 4, except as may be prohibited by the Agreement (as defined below).

On February 28, 2007, the Issuer filed a definitive proxy statement on Schedule 14A (the “Issuer Proxy Statement”) with the Securities and Exchange Commission (“SEC”), which contained a Notice of Annual Meeting of Stockholders of the Issuer (the “Meeting Notice”), announcing that such meeting will be held on Friday, March 23, 2007, at 4:00 P.M. local time at the Hotel Gansevoort, 18 Ninth Avenue, New York, New York 10014. Such meeting, including any adjournments or postponements thereof, is referred to herein as the “Annual Meeting” and the date of the Annual Meeting is referred to herein as the “Annual Meeting Date.” The Meeting Notice set forth the purposes of the Annual Meeting, one of which is the election of six directors to hold office until the Issuer’s next Annual Meeting of Stockholders and until their respective successors have been duly elected and qualified. The Issuer Proxy Statement indicates that the Board of Directors of the Issuer (the “Board”) has nominated six incumbent directors to stand for re-election to the Board, and that the remaining three incumbent directors have declined to stand for re-election.

A written agreement (the “Agreement”) was entered into as of March 4, 2007 by OppenheimerFunds, Inc., D. E. Shaw Valence Portfolios, L.L.C., S.A.C. Capital Management, LLC and Tudor Investment Corporation (collectively, the “Group”), and ZelnickMedia Corporation (“ZelnickMedia”), thereby forming a group under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which consists of the Reporting Persons. Pursuant to the rules of the SEC promulgated under the Exchange Act, the Group was deemed to have acquired beneficial ownership, for purposes of Sections 13(d) and 13(g) of the Exchange Act, of all equity securities of the Issuer beneficially owned by each member of the Group. None of the members of the Group purchased any additional Shares in connection with the Agreement. The description of the Agreement in this Schedule 13D is qualified in its entirety by reference to the full text of the Agreement, a copy of which is filed with this Schedule 13D as Exhibit 99.2. The members of the Group and others held a series of meetings before March 4, 2007 to discuss the transactions contemplated by the matters described in this Item 4, but no agreement was reached among the parties as a result of such meetings, and no group was formed under the Exchange Act, until March 4, 2007.

Under the Agreement, each member of the Group has agreed to attend the Annual Meeting, in person or by proxy, such that all Shares (other than Shares which, on the Record Date, were lent by members of the Group to third parties in the ordinary course of business and as to which the applicable member did not have the right to vote (“Loaned Shares”)) held by such Group member and its affiliates are represented at the Annual Meeting, and to vote such Shares (other than Loaned Shares) at the Annual Meeting, in person or by proxy, in favor of the election of six director candidates who are specified by the Agreement, and to vote as set forth in the Agreement with respect to other actions. The purpose of the Agreement is for the Group to affirmatively vote for the Group’s slate of director candidates instead of the incumbent directors. If the Group’s slate of director candidates receive the affirmative vote of a plurality of the Shares present in person or represented by proxy at the Annual Meeting, provided a quorum exists, the effect of the Agreement will be the election of the director candidates proposed by the Group. In addition, pursuant to the Agreement and in accordance with the by-laws of the Issuer, the Group will affirmatively vote at the Annual Meeting to reduce the size of the Board from nine to six. As a result, the six director candidates proposed by the Group would constitute the entire Board of Directors. See Item 5(b).

Pursuant to the Agreement, the Group will not vote any Shares at the Annual Meeting other than as set forth in the Agreement. The Agreement provides that the Group will affirmatively vote at the Annual Meeting in favor of proposal 3 listed in the Meeting Notice (a proposal to ratify the appointment of Ernst & Young LLP as the Issuer’s independent registered public accounting firm for its fiscal year ending October 31, 2007), in favor of proposal 2 listed in the Meeting Notice (a proposal to amend the Issuer’s Incentive Stock Plan to increase the number of Shares reserved for issuance thereunder by 2,000,000), and against proposal 4 listed in the Meeting Notice (a stockholder proposal requesting that the Board’s Compensation Committee, when setting executive compensation, include social responsibility as well as corporate governance financial criteria in the evaluation).

NEITHER THE AGREEMENT NOR THIS SCHEDULE 13D IS A SOLICITATION AND NO STOCKHOLDER OF THE ISSUER IS REQUESTED TO JOIN THE AGREEMENT. THE REPORTING PERSONS ARE NOT HEREBY SOLICITING, AND DO NOT INTEND TO SOLICIT, ANY STOCKHOLDER TO VOTE, WITHHOLD A VOTE, GRANT A PROXY WITH REGARD TO, OR IN ANY OTHER WAY TAKE ACTION WITH REGARD TO THE ELECTION OF DIRECTORS OR ANY OTHER MATTER TO BE VOTED UPON AT THE ANNUAL MEETING. THE REPORTING PERSONS WILL NOT ACCEPT PROXIES FROM ANY STOCKHOLDER IN CONNECTION WITH THE ACTIONS CONTEMPLATED BY THE AGREEMENT. The Reporting Persons do not intend to make any public statements regarding these matters or respond to inquiries by other stockholders regarding these matters. The Reporting Persons believe that all stockholders should make independent decisions regarding the election of directors and any other matter to be voted upon at the Annual Meeting.

The Group’s director candidates are currently expected to be Strauss Zelnick, Benjamin Feder, Jon J. Moses, Michael Dornemann, Michael James Sheresky and a sixth person who will be identified in an amendment to this Schedule 13D, which will be filed before the Annual Meeting. Each candidate named above was recommended to the Group by ZelnickMedia (in the case of Mr. Sheresky, upon the recommendation of OppenheimerFunds, Inc.). Either of Grover C. Brown and John Levy, who are incumbent, independent directors of the Issuer, may be included among the Group’s six director candidates pursuant to the Agreement, as selected by a majority of Group members, assuming such director’s willingness to serve. If neither of the foregoing incumbent directors selected by a majority of the Group members is willing to serve, another director shall be selected by a majority of the Group members.

Under the Agreement, each Group member has agreed:

•
not to sell, assign, transfer or otherwise dispose of (any such transaction being herein collectively called a “Transfer”), or to advise any of its affiliates to Transfer, all or any of the securities of the Issuer beneficially owned by it, unless as a condition to any such Transfer the transferee agrees to be bound by the terms and provisions of the Agreement; and

•
to retain, and not in any way compromise or encumber, the right to vote all securities (other than Loaned Shares) of the Issuer beneficially owned by such member as of the Record Date and the Annual Meeting Date.

In addition, pursuant to the Agreement, the Group will vote at the Annual Meeting in favor of a resolution recommending to the Board that the following actions be taken:

•	adoption and approval of the amended and restated by-laws of the Issuer, in the form that is attached to the Agreement and filed with this Schedule 13D as Exhibit 99.3;

•
approval of the execution, delivery and performance by the Issuer of a Management Agreement with ZelnickMedia, in the form that is attached to the Agreement and filed with this Schedule 13D as Exhibit 99.4;

•
approval of the Issuer’s reimbursement of ZelnickMedia, upon request, for all of its reasonable expenses, costs and other third party fees (including, without limitation, reasonable fees and disbursements of counsel) incurred or to be incurred by ZelnickMedia, its directors, officers, employees, counsel, agents and representatives in connection with, relating to or arising out of its work related to the Issuer, the matters relating to the Annual Meeting or any actions taken at the Annual Meeting by the Group or any filings made or to be made in respect thereof; and

•	approval of the appointment of Strauss Zelnick as non-executive chairman of the Issuer.

Pursuant to the Management Agreement:

•	the Issuer will engage ZelnickMedia as its financial and management consultant;

•
ZelnickMedia will consult with the Board and management of the Issuer and its subsidiaries in such manner and on such business and financial matters as may be reasonably requested from time to time by the Board;

•	Mr. Zelnick will be entitled to serve as the non-executive chairman of the Issuer; and

•
Mr. Zelnick, in his capacity as non-executive chairman, will report to the full Board, and will be delegated authority to hire and/or terminate the employment of, from time to time, the Chief Executive Officer and the Chief Financial Officer of the Issuer.

Mr. Zelnick currently intends to ask the Board to delegate to him the power to replace Paul Eibeler, the Chief Executive Officer of the Issuer, and review the employment status of (and to retain or terminate the employment of) Karl Winters, the Chief Financial Officer of the Issuer, promptly after Mr. Zelnick’s appointment as non-executive chairman.

Under the Management Agreement, ZelnickMedia will receive a monthly management fee of $62,500 (beginning on the execution date of the Management Agreement and on the first day of each month during the Management Agreement’s term), an annual bonus of up to $750,000 upon achievement by the Issuer of certain financial performance thresholds, an option to purchase a number of shares of the Issuer’s common stock equal to 2.5% of the Shares on a fully diluted basis (which shall vest in equal monthly installments over three years), and a specified number of shares of restricted stock of the Issuer, in each case as more fully described in the Management Agreement. ZelnickMedia will also be entitled to the reimbursement of expenses in connection with the Management Agreement and any and all transactions relating thereto, whether incurred before or after the execution date of the Management Agreement. The Management Agreement will have a term ending October 31, 2011, unless earlier terminated by either ZelnickMedia or the Issuer in accordance with the terms of the Management Agreement, with automatic renewal for successive one-year periods unless either party terminates upon 90 days’ prior written notification.

The description of the Management Agreement in this Schedule 13D is qualified in its entirety by reference to the full text of such document.

Under the Agreement, each of the members of the Group excluding OppenheimerFunds, Inc. has agreed to reimburse or advance ZelnickMedia, upon request, for such Group member’s Share (as defined below) of all reasonable out-of-pocket, third-party expenses (including, without limitation, fees and disbursements of counsel) incurred or to be incurred by ZelnickMedia, its directors, officers, employees, counsel, agents and representatives in connection with, relating to or arising out of the matters described by the Agreement, this Schedule 13D or the actions or transactions contemplated by its work related to the Issuer, the Agreement or this Schedule 13D (in each case to the extent not reimbursed by the Issuer). The Group members’ aggregate reimbursement obligations under the Agreement will not exceed $1,500,000 unless at least all of the Group members, other than OppenheimerFunds, Inc. and other than one other Group member, consent to any increase in such amount. Notwithstanding anything to the contrary, each Group member shall be fully responsible for all such expenses arising out of such member’s (or its affiliate’s) gross negligence, fraud, bad faith or willful misconduct. For the purposes of the Agreement, a Group member’s “Share” shall be a fraction, expressed as a percentage, the numerator of which is one and the denominator of which is the number of Group members party to the Agreement (with affiliated entities (as noted on the signature pages thereto) treated as a single Group member for such purposes), excluding OppenheimerFunds, Inc.

The Agreement will terminate upon the earlier to occur of (x) March 28, 2007, unless such date is extended by agreement of all of the parties thereto other than one of the Group members, and (y) the date of the consummation of each of the actions specified in the Agreement with respect to which the Group will vote in favor at the Annual Meeting (including, without limitation, the execution of the Management Agreement), provided that no matter shall be considered consummated under the Agreement while any claim or action of any kind, at law or equity, or any appeal of any decision thereof, is threatened in writing, initiated or pending which in any manner attempts to prevent, forestall or invalidate any such actions or matters contemplated thereby.

ZelnickMedia is a New York corporation and its principal office is located at 650 Fifth Avenue, New York, NY 10019. ZelnickMedia is a group of experienced media and communications executives who provide management expertise to a diverse group of media enterprises. Exhibit 99.10 sets forth, with respect to each executive officer and director of ZelnickMedia, the business address, citizenship and the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. During the past five years, neither ZelnickMedia, nor any present executive officer or director of ZelnickMedia (together with ZelnickMedia, the “Zelnick Parties”), has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

None of the Zelnick Parties owns any securities of the Issuer on the date of the filing of this Schedule 13D, nor has any intention to acquire any such securities, other than pursuant to the Management Agreement. The filing of this Schedule 13D should not be construed as an admission by any of the Zelnick Parties that such person is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Schedule 13D, and each of the Zelnick Parties expressly disclaims beneficial ownership of any securities of the Issuer covered by this Schedule 13D, and membership in any group under Section 13(d) or 13(g) of the Exchange Act, including in the group consisting of the Reporting Persons.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between any Zelnick Party and (A) any Reporting Person, or (B) any other person with respect to any securities of the Issuer, except with respect to the transactions described in this Item 4.

Other than as set forth in this Item 4, neither the Reporting Persons nor the Zelnick Parties have any current plans, proposals or negotiations that relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Zelnick Parties have the same plans and proposals as are set forth above with respect to the Reporting Persons.

Each Reporting Person and ZelnickMedia provided only the information as to itself and its affiliates and did not independently verify the information contained in this Schedule 13D provided by any other Reporting Person or ZelnickMedia.

Under Rule 13d-1(e) of the Exchange Act, until the expiration of the tenth day from the date of the filing of a Schedule 13D by those members of the Group who have previously filed a Schedule 13G with respect to the Issuer, those members of the Group may not vote or direct the voting of their shares of common stock of the Issuer. The members of the Group subject to Rule 13d-1(e) intend for the filing of this Schedule 13D to satisfy their filing requirement under such rule.

Item 5.	Interest in Securities of the Issuer

(a) Aggregate Number and Percentage of Class Beneficially Owned:

Name of Reporting Person	Aggregate Number of Shares Owned	Percentage of Class Beneficially Owned (1)(2)	Notes

OppenheimerFunds, Inc. (2)	17,881,006	24.5%	Includes ownership reported for Oppenheimer Quest Opportunity Value Fund on Schedule 13G filed on February 15, 2007.

D. E. Shaw Valence Portfolios, L.L.C.	6,573,466	9.0%
Comprised of (i) 6,464,166 Shares in the name of D. E. Shaw Valence Portfolios, L.L.C., (ii) 51,600 Shares in the name of D. E. Shaw Valence L.L.C. (“Valence LLC”) and (iii) 57,700 Shares that Valence LLC has the right to acquire through the exercise of listed call options.

D. E. Shaw & Co., L.P.	6,573,466	9.0%
Comprised of (i) 6,464,166 Shares in the name of D. E. Shaw Valence Portfolios, L.L.C., (ii) 51,600 Shares in the name of Valence LLC and (iii) 57,700 Shares that Valence LLC has the right to acquire through the exercise of listed call options.

Name of Reporting Person	Aggregate Number of Shares Owned	Percentage of Class Beneficially Owned (1)	Notes

David E. Shaw	6,573,466	9.0%
Comprised of (i) 6,464,166 Shares in the name of D. E. Shaw Valence Portfolios, L.L.C., (ii) 51,600 Shares in the name of Valence LLC and (iii) 57,700 Shares that Valence LLC has the right to acquire through the exercise of listed call options.

S.A.C. Capital Advisors, LLC	2,701,610	3.7%	Consists of (A) 2,450,010 Shares owned by SAC Capital Associates, (B) 48,200 Shares owned by SAC Meridian and (C) 203,400 Shares owned by SAC Select.

S.A.C. Capital Management, LLC	2,701,610	3.7%	Consists of (A) 2,450,010 Shares owned by SAC Capital Associates, (B) 48,200 Shares owned by SAC Meridian and (C) 203,400 Shares owned by SAC Select.

Sigma Capital Management, LLC	1,000,000	1.4%	Consists of 1,000,000 Shares owned by Sigma Capital Associates.

CR Intrinsic Investors, LLC	2,000,000	2.7%	Consists of 2,000,000 Shares owned by CR Intrinsic Investments.

Steven A. Cohen	5,701,610	7.8%	See explanatory notes for the SAC Reporting Persons.

Tudor Investment Corporation (2)	3,183,233	4.4%	See explanatory notes for the Tudor Reporting Persons.

Paul Tudor Jones, II (2)	3,475,946	4.8%	See explanatory notes for the Tudor Reporting Persons.

James J. Pallotta (2)	3,475,946	4.8%	See explanatory notes for the Tudor Reporting Persons.

Tudor Proprietary Trading, L.L.C. (2)	292,713	0.4%	See explanatory notes for the Tudor Reporting Persons.

The Tudor BVI Global Portfolio Ltd. (2)	543,659	0.7%	See explanatory notes for the Tudor Reporting Persons.

The Raptor Global Portfolio Ltd. (2)	2,617,307	3.6%	See explanatory notes for the Tudor Reporting Persons.

The Altar Rock Fund L.P. (2)	22,267	Less than 0.1%	See explanatory notes for the Tudor Reporting Persons.

(1) Based on 72,838,149 shares outstanding as of February 26, 2007 as reported in the Issuer Proxy Statement.

(2) See Item 5(b) for a description of the limitations on the rights of OppenheimerFunds, Inc. and the Tudor Reporting Persons, respectively, to vote certain Shares beneficially owned by them.

(b) Number of Shares as to which such person has:

Name of Reporting Person	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
OppenheimerFunds, Inc.	None	17,730,046	None	17,881,006
D. E. Shaw Valence Portfolios, L.L.C.	None	6,573,466	None	6,573,466
D. E. Shaw & Co., L.P.	None	6,573,466	None	6,573,466
David E. Shaw	None	6,573,466	None	6,573,466
S.A.C. Capital Advisors, LLC	None	2,701,610	None	2,701,610
S.A.C. Capital Management, LLC	None	2,701,610	None	2,701,610
Sigma Capital Management, LLC	None	1,000,000	None	1,000,000
CR Intrinsic Investors, LLC	None	2,000,000	None	2,000,000
Steven A. Cohen	None	5,701,610	None	5,701,610
Tudor Investment Corporation	None	3,183,233	None	3,183,233
Paul Tudor Jones, II	None	3,475,946	None	3,475,946
James J. Pallotta	None	3,475,946	None	3,475,946
Tudor Proprietary Trading, L.L.C.	None	292,713	None	292,713
The Tudor BVI Global Portfolio Ltd.	None	543,659	None	543,659
The Raptor Global Portfolio Ltd.	None	2,617,307	None	2,617,307
The Altar Rock Fund L.P.	None	22,267	None	22,267

OFI

Pursuant to investment management agreements, OFI shares the investment, and in certain cases, voting power with respect to securities held by its advisory clients. Certain of its registered investment company advisory clients have entered into securities lending arrangements under which securities owned by those clients may be lent to third parties. To the extent Shares were on loan on the Record Date and to the extent that such Shares are not recalled and, subject to compliance with applicable laws, a proxy acquired to vote such Shares at the Annual Meeting, neither the advisory client nor OFI, to the extent it shares voting power with such client, may vote those shares at the Annual Meeting. As of February 26, 2007, OFI advisory clients with whom OFI shared the power to vote or direct the vote, had 7,097,228 Shares out on loan. On behalf of its advisory clients, OFI is taking steps to recall the Shares on loan as of February 26, 2007 and to acquire a proxy to vote those Shares at the Annual Meeting. No assurance can be given that the Shares will be recalled or that proxies to vote such Shares at the Annual Meeting will be acquired.

OFI owns no Shares directly. Pursuant to investment management agreements, OFI shares the investment and, in certain case, voting power with respect to securities held by its advisory clients, including investment companies and separately managed account clients. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, OFI may be deemed to beneficially own 17,881,006 Shares (constituting approximately 24.5% of the Shares outstanding).

D. E. Shaw Reporting Persons:

Valence will have the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the 6,573,466 Shares beneficially owned by Valence (the “Valence Shares”). Valence disclaims beneficial ownership of any of the Shares, other than the Valence Shares, covered by this Schedule 13D.

DESCO LP as Valence’s investment adviser may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Valence Shares. As general partner of DESCO LP, DESCO, Inc. may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the Valence Shares. None of DESCO LP or DESCO, Inc., owns any Shares directly and each such entity disclaims beneficial ownership of the Valence Shares and of any of the Shares covered by this Schedule 13D.

David E. Shaw does not own any Shares directly. By virtue of David E. Shaw’s position as president and sole shareholder of DESCO, Inc., which is the general partner of DESCO LP, David E. Shaw may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Valence Shares, and therefore, David E. Shaw may be deemed to be the beneficial owner of the Valence Shares. David E. Shaw disclaims beneficial ownership of the Valence Shares and of any of the Shares covered by this Schedule 13D.

SAC Reporting Persons:

The SAC Management Companies and Mr. Cohen own directly no Shares. Pursuant to investment management agreements, each of SAC Capital Advisors and SAC Capital Management share all investment and voting power with respect to the securities held by SAC Capital Associates, SAC Meridian and SAC Select. Pursuant to an investment management agreement, Sigma Capital Management maintains investment and voting power with respect to the securities held by Sigma Capital Associates. Pursuant to an investment management agreement, CR Intrinsic Investors maintains investment and voting power with respect to the securities held by CR Intrinsic Investments. Mr. Cohen, through one or more intermediary holding companies, controls each of the SAC Management Companies. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, each of (i) SAC Capital Advisors, SAC Capital Management and Mr. Cohen may be deemed to own beneficially 2,701,610 Shares (constituting approximately 3.7% of the Shares outstanding), (ii) Sigma Capital Management and Mr. Cohen may be deemed to own beneficially 1,000,000 Shares (constituting approximately 1.4% of the Shares outstanding) and (iii) CR Intrinsic Investors and Mr. Cohen may be deemed to own beneficially 2,000,000 Shares (constituting approximately 2.7% of the Shares outstanding). Each of the SAC Management Companies and Mr. Cohen disclaim beneficial ownership of any of the securities covered by this Schedule 13D.

Tudor Reporting Persons:

The Shares reported herein as beneficially owned are owned directly by TPT (292,713 Shares), BVI (543,659 Shares), Raptor (2,617,307 Shares) and Altar Rock (22,267 Shares).

Because TIC is sole general partner of Altar Rock and provides investment advisory services to BVI, Raptor and Altar Rock, TIC may be deemed to beneficially own the Shares owned by each such Tudor Reporting Person. Because Mr. Jones is the controlling shareholder of TIC and the indirect principal equity owner of TPT, Mr. Jones may be deemed to beneficially own the Shares deemed beneficially owned by each such Tudor Reporting Person. Because Mr. Pallotta is a portfolio manager of TIC and TPT with respect to the Shares held by the Tudor Reporting Persons and may be deemed to have voting and investment authority with respect to the Shares, Mr. Pallotta may be deemed to beneficially own the Shares deemed beneficially owned by each such Tudor Reporting Person.

Pursuant to its prime brokerage agreements, the Tudor Reporting Persons have entered into securities lending arrangements under which securities owned by the Tudor Reporting Persons may be lent to third parties. To the extent that any Shares were on loan on the Record Date and such shares were not recalled and, subject to compliance with applicable laws, a proxy acquired to vote such Shares at the Annual Meeting, the Tudor Reporting Persons may not vote such Shares at the Annual Meeting. On the Record Date, 2,867,401 of the Shares deemed to be beneficially owned by the Tudor Reporting Persons were subject to such lending arrangements and, thus, may not be voted by the Tudor Reporting Persons. Of the 608,545 Shares deemed to be beneficially owned by the Tudor Reporting Persons on the Record Date, TIC is deemed to beneficially own 557,299 Shares, Mr. Jones is deemed to beneficially own 608,545 Shares, Mr. Pallotta is deemed to beneficially own 608,545 Shares, TPT is deemed to beneficially own 51,246 Shares, BVI is deemed to beneficially own 95,180 Shares, Raptor is deemed to beneficially own 458,221 Shares and Altar Rock is deemed to beneficially own 3,898 Shares.

Pursuant to Rule 13d-4 of the Exchange Act, each of the Tudor Reporting Persons expressly declares that the filing of this Schedule 13D shall not be construed as an admission that any such person is, for purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, (i) the beneficial owner of any Shares held by any other person, or (ii) the beneficial owner of any Shares held or beneficially owned by any member of the Group other than such Tudor Reporting Person.

The filing of this Schedule 13D by each of the Tudor Reporting Persons shall not be considered an admission that such Tudor Reporting Person, for the purposes of Section 13(d) of the Exchange Act, is the beneficial owner of any Shares in which such Tudor Reporting Person does not have a pecuniary interest.

(c) Description of transactions in the Shares that were effected during the past sixty days by the persons named in response to paragraph (a):

OFI

Information concerning transactions in the Shares effected by OFI on behalf of its advisory clients during the past sixty days is set forth in Exhibit 99.7 and is incorporated by reference.

D. E. Shaw Reporting Persons:

Information concerning transactions in the Shares effected by the D. E. Shaw Reporting Persons during the past sixty days is set forth in Exhibit 99.8 and is incorporated by reference.

SAC Reporting Persons:

Information concerning transactions in the Shares effected by the SAC Reporting Persons during the past sixty days is set forth in Exhibit 99.9 and is incorporated by reference. Except for the transactions by the SAC Reporting Persons set forth on Exhibit 99.9 hereto, during the last sixty days there were no transactions in the Shares effected by the SAC Portfolio Funds, nor, to the best of the knowledge of the SAC Management Companies any of the SAC Management Companies’ executive officers or members. All of the transactions in Shares listed on Exhibit 99.9 hereto were effected in open market purchases on NASDAQ through various brokerage entities.

Tudor Reporting Persons:

The Tudor Reporting Persons have not engaged in any transactions in the Issuer’s securities in the past sixty days, other than monthly rebalancing solely between the Tudor Reporting Persons in the ordinary course of business.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Item 4 and Item 5.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit 99.1, with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto.

D. E. Shaw Reporting Persons:

Valence has sold listed put option contracts based upon the value of the Shares. In addition to the Shares that it beneficially owns without reference to these contracts, Valence currently has long economic exposure to 265,700 Shares through such contracts. These contracts do not give the D. E. Shaw Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer. Accordingly, the D. E. Shaw Reporting Persons disclaim any beneficial ownership in any securities that may be referenced in such contracts.

David E. Shaw has granted a Power of Attorney relating to D. E. Shaw & Co., Inc., in favor of the signatory hereto, among others, dated February 24, 2004, a copy of which is filed with this Schedule 13D as Exhibit 24.1.

SAC Reporting Persons:

The SAC Reporting Persons may, from time to time, enter into and dispose of cash-settled equity swap or other similar derivative transactions with one or more counterparties that are based upon the value of the Shares, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the Shares, the relative value of the Shares in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which the Shares may be included, or a combination of any of the foregoing. In addition to the Shares that they beneficially own without reference to these contracts, SAC Capital Associates and SAC Select currently have long economic exposure to 850,000 Shares and 78,462 Shares, respectively, through such contracts. These contracts do not give the SAC Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparties thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the SAC Reporting Persons disclaim any beneficial ownership in any securities that may be referenced in such contracts or that may be held from time to time by any counterparties to such contracts.

Steven A. Cohen has granted a Power of Attorney in favor of the signatory hereto, among others, dated May 24, 2000, a copy of which is filed with this Schedule 13D as Exhibit 24.2.

Tudor Reporting Persons:

The Tudor Reporting Persons may from time to time engage in securities lending transactions with respect to the Shares pursuant to which they may not have the right to vote with respect to any Shares so lent during the term of such loan or with respect to votes the record date for which occur during the period of such loan. As of the Record Date, the Tudor Reporting Persons had engaged in securities lending transactions (and consequently do not have voting rights with respect to the Annual Meeting) with respect to approximately 2,867,401 of the 3,475,946 Shares beneficially owned by the Tudor Reporting Persons.

Item 7.	Material to Be Filed as Exhibits

The following are filed as exhibits to this Schedule 13D:

Exhibit 24.1	Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co., Inc., in favor of the signatory hereto, among others, dated February 24, 2004

Exhibit 24.2	Power of Attorney, granted by Steven A. Cohen, in favor of the signatory hereto, among others, dated May 24, 2000

Exhibit 99.1	Joint Filing Agreement dated March 6, 2007 by and among the Reporting Persons

Exhibit 99.2	Agreement dated as of March 4, 2007 by and among OppenheimerFunds, Inc., D. E. Shaw & Co., L.P., S.A.C. Capital Management, LLC, Tudor Investment Corporation and ZelnickMedia Corporation

Exhibit 99.3	Amended and Restated By-laws of the Issuer in the form proposed to be adopted by the Board of Directors of the Issuer

Exhibit 99.4	Form of Management Agreement

Exhibit 99.5	Information Concerning OFI

Exhibit 99.6	Information Concerning the Tudor Reporting Persons

Exhibit 99.7	Description of Transactions in the Shares that were Effected During the Past 60 Days - OFI

Exhibit 99.8	Description of Transactions in the Shares that were Effected During the Past 60 Days - D. E. Shaw Reporting Persons

Exhibit 99.9	Description of Transactions in the Shares that were Effected During the Past 60 Days - SAC Reporting Persons

Exhibit 99.10	Executive Officers and Directors of ZelnickMedia Corporation

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that that information set forth in this statement is true, complete and correct.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power or attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Date: March 6, 2007	OPPENHEIMERFUNDS, INC.

	By:	/s/ Christopher Leavy
Name: Christopher Leavy Title: Senior Vice President

Date: March 6, 2007	D. E. SHAW VALENCE PORTFOLIOS, L.L.C.

By: D. E. Shaw & Co., L.P., as managing member

	By:	/s/ ERIC WEPSIC
Name: Eric Wepsic Title: Managing Director

Date: March 6, 2007	D. E. SHAW & CO., L.P.

	By:	/s/ ERIC WEPSIC
Name: Eric Wepsic Title: Managing Director

Date: March 6, 2007	DAVID E. SHAW

	By:	/s/ ERIC WEPSIC
Name: Eric Wepsic, Attorney-in-fact for David E. Shaw

Date: March 6, 2007	S.A.C. CAPITAL ADVISORS, LLC

	By:	/s/ PETER NUSSBAUM
Name: Peter Nussbaum Title: Authorized Signatory

Date: March 6, 2007	S.A.C. CAPITAL MANAGEMENT, LLC

	By:	/s/ PETER NUSSBAUM
Name: Peter Nussbaum Title: Authorized Signatory

Date: March 6, 2007	SIGMA CAPITAL MANAGEMENT, LLC

	By:	/s/ PETER NUSSBAUM
Name: Peter Nussbaum Title: Authorized Signatory

Date: March 6, 2007	CR INTRINSIC INVESTORS, LLC

	By:	/s/ PETER NUSSBAUM
Name: Peter Nussbaum Title: Authorized Signatory

Date: March 6, 2007	STEVEN A. COHEN

	By:	/s/ PETER NUSSBAUM
Name: Peter Nussbaum, Authorized Signatory

Date: March 6, 2007	TUDOR INVESTMENT CORPORATION

	By:	/s/ ANDREW S. PAUL
Name: Andrew S. Paul Title: Managing Director and General Counsel

Date: March 6, 2007	/s/ PAUL TUDOR JONES, II
PAUL TUDOR JONES, II

Date: March 6, 2007	/s/ JAMES J. PALLOTTA
JAMES J. PALLOTTA

Date: March 6, 2007	TUDOR PROPRIETARY TRADING, L.L.C.

	By:	/s/ ANDREW S. PAUL
Name: Andrew S. Paul Title: Managing Director and General Counsel

Date: March 6, 2007	THE TUDOR BVI GLOBAL PORTFOLIO LTD.

By: Tudor Investment Corporation, its trading advisor

	By:	/s/ ANDREW S. PAUL
Name: Andrew S. Paul Title: Managing Director and General Counsel

Date: March 6, 2007	THE RAPTOR GLOBAL PORTFOLIO LTD.

By: Tudor Investment Corporation, its investment adviser

	By:	/s/ ANDREW S. PAUL
Name: Andrew S. Paul Title: Managing Director and General Counsel

Date: March 6, 2007	THE ALTAR ROCK FUND L.P.

By: Tudor Investment Corporation, its general partner

	By:	/s/ ANDREW S. PAUL
Name: Andrew S. Paul Title: Managing Director and General Counsel